UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

LANTRONIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

516548203
(CUSIP Number)

James J. Peterson
Peterson Capital Group, LLC
19900 MacArthur Boulevard, Suite 650
Irvine, CA 92612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2018
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548203	Page 2 of 8 Pages

1	Names of reporting persons Peterson Capital Group, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,162,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,162,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person CO

CUSIP No. 516548203	Page 3 of 8 Pages

1	Names of reporting persons Peterson Capital Group, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,162,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,162,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person CO

CUSIP No. 516548203	Page 4 of 8 Pages

1	Names of reporting persons James J. Peterson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of Organization U.S.

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,162,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,162,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,162,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.4%
14	Type of Reporting Person IN

CUSIP No. 516548203	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Lantronix, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7535 Irvine Center Drive, Suite 100, Irvine, CA 92618.

Item 2.	Identity and Background.

(a)(b)(c)(f) This statement is being filed by:

1)	Peterson Capital Group, LLC, a Delaware limited liability company (“PCG”);

2)	Peterson Capital Group, Inc., a California company (“PCGI”); and

3)	James J. Peterson, a U.S. citizen.

PCG, PCGI and Mr. Peterson are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”

PCGI is the Manager of PCG. Mr. Peterson is the sole shareholder, director and officer of PCGI. The principal business of PGCI and PCG is to make private equity investments. The principal business address of each Reporting Person is 19900 MacArthur Boulevard, Suite 650, Irvine, CA 92612.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock is $3,674,120.57. The source of funds for acquiring the foregoing shares of Common Stock was Mr. Peterson’s personal funds. In connection with the transfer of the shares of Common Stock from Mr. Peterson to PCG as described in Item 5 below, PGC issued a promissory note to Mr. Peterson.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. PCG intends to conduct a review of the investment to determine whether there may be possible changes to the Issuer’s board of directors, management or operations that may improve shareholder value and whether the Issuer should consider using acquisitions as part of its overall growth strategy.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 516548203	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the shares of Common Stock are held directly by PCG. PCGI is the Manager of PCG and James J. Peterson is the sole shareholder, director and officer of PCGI. PCG, PCGI and Mr. Peterson share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 1,162,000 shares of Common Stock held directly by PCG, representing approximately 6.4% of the Issuer’s total outstanding shares of Common Stock. All percentages of Common Stock disclosed in this statement are based on 18,248,268 shares of Common Stock reported by the Issuer as outstanding as of April 20, 2018, in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. Such Quarterly Report was filed with the Securities and Exchange Commission on April 27, 2018 and is the most recent periodic report filed by the Issuer setting forth the number of shares of Common Stock outstanding.

(c)   During the past sixty days prior to August 6, 2018, Mr. Peterson acquired the following shares of Common Stock through open market purchases:

Date of Transaction	Number of Shares	Price per Share
08/06/2018	35,895	$3.5656
08/06/2018	46,000	$3.3488
08/07/2018	25,000	$3.5502
08/07/2018	67,105	$3.8196
08/07/2018	100,000	$3.6812

In addition, on August 10, 2018, Mr. Peterson transferred all 1,162,000 shares of Common Stock held directly by him to PGC in connection with the issuance of a promissory note by PGC to Mr. Peterson.

(d)   In accordance with the limited liability company agreement of PGC, upon dissolution of PGC, the assets of PGC shall be liquidated and after payment to any creditors of PGC and the creation of any reserves as deemed reasonably necessary, the proceeds will be distributed to each member of PGC in accordance with such member’s pro rata membership interest in PGC. Therefore, to the extent the dividends and proceeds of the Common Stock comprise part of the assets of PCG, each member of PGC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock in accordance with such member’s pro rata membership interest in the PGC.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the limited liability agreement of PGC and a promissory note issued by PGC to Mr. Peterson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 516548203	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 16, 2018

PETERSON CAPITAL GROUP, LLC

By:	PETERSON CAPITAL GROUP, INC., its Manager

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

PETERSON CAPITAL GROUP, INC.

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

JAMES J. PETERSON

/s/ James J. Peterson

CUSIP No. 516548203	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This jOINT FILING Agreement is entered into as of August 16, 2018, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock of Lantronix, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

PETERSON CAPITAL GROUP, LLC

By: PETERSON CAPITAL GROUP, INC., its Manager

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

PETERSON CAPITAL GROUP, INC.

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

JAMES J. PETERSON

/s/ James J. Peterson